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                             June 11, 2021

       Nima Ghamsari
       Head of Blend
       Blend Labs, Inc.
       415 Kearny Street
       San Francisco, California 94108

                                                        Re: Blend Labs, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 28,
2021
                                                            CIK No. 0001855747

       Dear Mr. Ghamsari:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 11, 2021.

       Amendment No. 1 to Draft Registration Statement on Form S-1/A Submitted May 28, 2021

       Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 94

   1. We note your revised presentation described in "(X)" in response to prior comment 10.
                                                        Please revise to
clarify that the number of shares of common stock in this calculation does not include those
shares to be issued in this offering.
 Nima Ghamsari
FirstName
Blend Labs,LastNameNima Ghamsari
            Inc.
Comapany
June       NameBlend Labs, Inc.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding the comment on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Rezwan D. Pavri, Esq.